LESAKA TECHNOLOGIES, INC.

President Place, 4th Floor, Cnr.

Jan Smuts Avenue and Bolton Road

Rosebank, Johannesburg, South Africa

October 6, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Lesaka Technologies, Inc.
Registration Statement on Form S-3 File No. 333-267371

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lesaka Technologies, Inc. (the "Registrant") hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-267371) of the Registrant (the "Registration Statement") be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 7, 2022 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Eric Orsic at (312) 984-7617. The Company hereby authorizes Mr. Orsic to orally modify or withdraw this request for acceleration.

Very truly yours,

LESAKA TECHNOLOGIES, INC.

By: /s/ Naeem E. Kola

      Name: Naeem E. Kola

      Title: Group Chief Financial Officer

cc: Eric Orsic (McDermott Will & Emery LLP)